Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

October 24, 2025

Relating to Preliminary Prospectus

Dated October 24, 2025

Registration No. 333-285692

Investor Presentation October 2025 Filed Pursuant to Rule 433 Issuer Free Writing Prospectus October 24, 2025 Relating to Preliminary Prospectus Dated October 24, 2025 Registration No. 333 - 285692

Disclaimer This presentation highlights information about Regentis Biomaterials Ltd . (“Regentis,” “we,” “us,” or the “Company”) and the proposed public offering to which this presentation relates . Because this presentation is a summary, it does not contain all of the information that you should consider before investing in our securities . The Company has filed a Registration Statement on Form F - 1 , as amended, (the “Registration Statement”) (including a preliminary prospectus) with the U . S . Securities and Exchange Commission (the “SEC”) for the offering to which this presentation relates . The Registration Statement has not yet become effective . Before you invest, you should read the preliminary prospectus in the Registration Statement (including the section titled “Risk Factors”) and the other documents the Company has filed with the SEC for more complete information about the Company and this offering . You may access these documents for free by visiting EDGAR on the SEC’s website at www . sec . gov . The preliminary prospectus, dated October 24 , 2025 , is available on the SEC’s website at www . sec . gov/edgar . Alternatively, the Company or the underwriter participating in the offering will arrange to send you the preliminary prospectus, and when available, the final prospectus and any supplements thereto, if you contact ThinkEquity, 17 State Street, 41 st Floor, New York, NY 10004 , by email at prospectus@think - equity . com , or by telephone at (877) 436 - 3673 . 2

Forward Looking Statements This presentation contains forward - looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward - looking statements include, but are not limited to, statements about: the expected offering price; the ability of our clinical trials to demonstrate safety and efficacy of our future product candidates, and other positive results; our expectation to have pivotal trial enrollment completed in the second quarter of 2025 and have commercialization efforts in Europe in 2025; our expectation to have PMA submitted in the second quarter of 2027; our platform’s technology ability to expand to other cartilage injuries and its ability to treat moderate osteoarthritis; our technology abilities, efficacy and potential; our manufacturing process ability to scale; the timing and focus of our future preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for our future product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for our Gelrin hydrogel platform or any future product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our future product candidates; our ability to obtain FDA approval for our GelrinC product and obtain and maintain regulatory approval of our future product candidates; our ability to obtain market acceptance of our Gelrin hydrogel platform and any future product candidates from the medical community and third - party payors; our plans relating to the further development of our future product candidates, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other countries or jurisdictions; our plans and ability to obtain, maintain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to generate revenue and profit margin under our anticipated contracts which is subject to certain risks; difficulties in our and our partners’ ability to recruit and retain qualified physicians and other healthcare professionals, and enforce our non - compete agreements with our physicians; our ability to restructure our operations to comply with future changes in government regulation; our ability to address any competing technological and market developments that impact our Gelrin hydrogel platform and any future product candidates or their prospective usage by medical professionals; our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations; our ability to maintain, protect and expand our portfolio of intellectual property rights, including patents, patent applications, trade secrets and know - how; our expectations regarding having our Ordinary Shares listed on the NYSE American and our anticipated use of net proceeds from this offering. Forward - looking statements are based on our management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and our management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward - looking statements in this presentation may turn out to be inaccurate. The forward - looking statements included in this presentation speak only as of the date of this presentation . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward - looking statements will be achieved or will occur . Except as required by law, we assume no obligation to update or revise these forward - looking statements for any reason, even if new information becomes available in the future . 3

Offering Summary NYSE American: RGNT Symbol Regentis Biomaterials Ltd. Issuer 1,000,000 Ordinary Shares (1) (15% Over - allotment Option) Expected Offering Size • Approx. $ 4.5 million for clinical development and PMA submission; • Approx. $ 1.0 million for operations (manufacturing, regulatory affairs and patents); • Approx. $ 0.5 million for R&D; • Approx. $ 0.5 million for EU marketing development; • Approx. $ 1.1 million for repayment of certain loans; • $ 0.25 million for payments of deferred compensation to the Chairman of our Board; • $ 0.43 million for litigation settlement payments; and • the balance for working capital, general corporate purposes and possible future acquisitions. Use of Proceeds $10.00 - $12.00 per Ordinary Share Expected Price Range ThinkEquity LLC (1) Based upon an assumed public offering price of $11.00 per Ordinary Share, which is the midpoint of the price range. 4 Sole Book - Runner

5 Knee cartilage repair large market with unmet need U.S. market: 472,500+ procedures annually Limitations: Microfracture (MFx) the current gold standard of care • Short - term relief • Often requires repeat surgical intervention GelrinC® Acellular, unique hydrogel for off - the - shelf knee cartilage repair • Successful Pilot study • CE Mark approved in Europe • FDA pivotal (PMA) trial underway in the EU & the U.S. Development & commercial milestones • Pivotal trial enrollment completion (Est. Q4,25) • EU commercialization efforts starting 2025 • PMA submission (Est. Q4,27) Platform technology with multiple expansion opportunities • Other cartilage injuries (ankle, wrist, elbow) • Moderate osteoarthritis IP Portfolio • 34 global granted & issued patents + 4 pending • Covering composition, surgical, and manufacturing features Overview There is currently no approved, ready - to - use, off - the - shelf product in the United States market for cartilage repair.

Company at a Glance

Regenerative medicine company, developing GelrinC® for knee cartilage injuries.

Ready-to-use hydrogel technology, offering cost-effective, restorative tissue repair, sustained pain relief and improved function.

Phase II success, Approx. 100% greater KOOS [1] and VAS [2] improvement vs. microfracture.

Approved – CE mark in Europe

FDA pivotal trial, 41 of 80 patients already treated and follow up completed in the U.S. and Europe.

Unique, to our knowledge, there is currently no approved off-the-shelf product marketed in the U.S. for cartilage repair.

Broader potential, treats osteoarthritis and other cartilage injuries, supported by animal studies.



GelrinC™
REF RB0103-SvH-C
yyyy-mm-dd
Regentis Biomaterials Ltd.
12 Ha'ilan Street, Or Akiva
3060000, Israel
GelrinC™
Regentis

(1) KOOS Score: Measures knee pain, symptoms, function, and quality of life.
(2) VAS Score: Rates pain intensity on a 0–10 scale.

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~472,500 procedures (1) Minimal market to further grow when Gelrin is introduced. U.S. Addressable (1) Market 7 750,000 arthroscopic knee procedures 60 - 66% (~472,500) have cartilage damage

Advantages of GelrinC (further supported by the Phase II - study) Off - the - shelf product for cartilage repair. New class of acellular solution leveraging: • Polyethylene glycol (PEG) hydrogel implant to drive new cartilage formation. • Denatured fibrinogen - controlled erosion enabling hyaline - like cartilage regeneration. Liquid form for optimal defect filling, curing into a solid form to remain in place. Single, approx. 10 - minute surgical procedure. Implantable via open or minimally - invasive technique s . Low - cost manufacturing process with scalability . Designed for restorative repair of focal cartilage and osteochondral defects. 8

GelrinC vs Competition in Cartilage Repair

Off-the-shelf, immediate treatment

	Resorbable Hydrogel GelrinC	Cell-based Products (Maci of Vericel)	Bi-phasic plugs (AgiliC of Cartiheal)
	GelrinC	 maci	
Type of Lesion	All Types – involving multiple areas of the cartilage	Limited - small, well-defined region of the cartilage	Limited - small, well-defined region of the cartilage
Procedures Required	Single, minimally invasive	Two surgeries : Biopsy + reimplantation, 8-12 weeks duration	Single Requires removal of Healthy Bone tissue; requires drilling
Accessibility	Off-the-shelf, immediate	8-12 weeks	Requires drilling
Surgery Time	Approx. 10 min[1]	2x (1-3 hours)	45 min
Long Term Clinical Data	++	+	+-
Recovery time	2 weeks	6 weeks	N/A
Cost	<$10,000	~$38,000 - ~$45,000 (est.)[2]	Unknown
Market Availability	CE marked (EU) / Pivotal trial (U.S.)	U.S. only	FDA approved (2022) and CE marked
Market Cap / Sales	N/A	$1.9B / $46.3M[3]	Acquired by Smith+Nephew[4]

(1) Based on Company's internal measurements of surgery time.
(2) Bryn M, Vannabouathong C, AlBuhairan B, Bhandari M.Cost of matrix-induced autologous chondrocyte implantation in the United States.Arthroscopy. 2021;37(12):3499–3506.e1.
(3) Market Cap as of May 1, 2025. Net revenues of $46.3M for MACI in first quarter of Fiscal Year 2025 (https://investors.vcel.com/news-releases/news-release-details/vericel-reports-first-quarter-2025-financial-results-and-raises).
(4) https://www.smith-nephew.com/en/news/2024/01/10/20240110---sn-completes-acquisition-of-novel-cartilage-regeneration.

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Testimonial: Dr. Brian Cole Leading orthopaedic surgeon at Rush Hospital Center, Chicago 10

Testimonial: Jason M. Scopp, MD Orthopaedic surgeon – Director Peninsula Orthopaedic Associates, Maryland 11 11

Testimonial : Solomon Wilcots Former NFL Defensive Back – Bengals, Vikings, Steelers, and TV Broadcaster 12

Unique, FDA approved IDE Clinical Protocol Phase II Phase III CE Mark EU Approved FDA Allowed use of Historical Control Tigenix for PMA Clinical Study Study Design Highlights • 80 patients for submission • 47 patients recruited and treated • Balance to follow post - IPO • FDA allowed the use of Historical Control in the unique single - arm protocol. Historical Control Data Package 13 (owned by Regentis)

KOOS & VAS Results Near - and long - term improvements superior to microfracture. KOOS scores ~100% greater pain reduction at 2 years. KOOS Scores (Aprrox.) GelrinC: 28 at 2 years, vs. Microfracture: 14. MRI MOCART Scores GelrinC scores reached 80+ within 24 months. Study Size • 56 patients treated with GelrinC • Followed for up to 4 years in Northern Europe and Israel. Primary Endpoints Changes in KOOS overall and pain subscale scores at 24 months. Efficacy Primary endpoints – show superiority at 24 months - met; no serious adverse events observed. European Approval EU CE Mark obtained on the basis of Phase II study Historical Control Microfracture used as the 'gold standard’ as common comparator in phase II pilot study and ongoing Phase III pivotal TiGenix trials. Clinical Phase II Pilot Study Study Design and Results 14 14

15 EU (Phase II) - Clinical Results KOOS Measurement – 4 Year Efficacy Data demonstrated P<0.05 (1) for 6 - 24 months compared to microfracture • Safe - Low incidence of Adverse Events (equivalent to microfracture alone) • Efficacy – Approx. 100% superiority improvement of Overall KOOS (2) score change over microfracture (1) A P - value is a statistical measurement used to validate a hypothesis against observed data. A P - value measures the probability of obtaining the observed results, assuming that the null hypothesis is true. The lower the P - value, the greater the statistical significance of the observed difference. A P - value of P<0.05 is deemed statistically significant, as there is less than a 5% probability the results are random. (2) The KOOS is a patient - reported outcome measurement instrument developed to assess the patient’s opinion about their knee and associated problems. The KOOS evaluates both short - term and long - term consequences of knee injury and also consequences of primary osteoarthritis, or OA. It holds 42 items in five separately scored subscales: KOOS Pain, KOOS Symptoms, Function in daily living, or KOOS ADL, Function in Sport and Recreation, or KOOS Sport/Rec, and knee - related Quality of Life, or KOOS QOL (Roos and Lohmander 2003). The score above is presented in percentages. 0 5 10 15 20 25 30 35 0 6 12 18 24 Time (months) 30 36 48 Improvement in KOOS score EU Phase II Study Data GelrinC n=56 Microfracture n=57 Approx. 100% better than Microfracture @2yrs Pre - Op

16 EU (Phase II) - Clinical Results MOCART Scores (1) MOCART (Magnetic resonance Observation of Cartilage Repair Tissue) is a recognized nine - part assessment of cartilage repair based on MRI images Data from GelrinC MRI results P<0.05 in MOCART continues (2) 20 10 0 30 40 50 60 70 80 90 100 0 6 12 Time (months) 18 24 Mocart GelrinC MRI Quantitive Score Healthy Cartilage Empty Defect Pre - Op P<0.05 (1) The MOCART score is a 9 - part and a 29 - item scoring system, resulting in a final cartilage repair tissue score between 0 and 100 points; 0 points represents the worst imaginable score, while 100 points represent the best imaginable score. When patients measure pain, they sometimes fill out reports with subjective answers, and therefore we also use an MRI criteria (i.e., MOCART) to measure pain, which provides an objective pain score response calculation. A P - value is a statistical measurement used to validate a hypothesis against observed data. (2) A P - value is a statistical measurement used to validate a hypothesis against observed data. A P - value measures the probability of obtaining the observed results, assuming that the null hypothesis is true. The lower the P - value, the greater the statistical significance of the observed difference. A P - value of P<0.05 is deemed statistically significant, as there is less than a 5% probability the results are random

GelrinC Phase III (Pivotal) Trial Protocol Summary

Trial Scope	FDA-approved IDE trial in the U.S., Europe, and Israel.
Control Data	Microfracture historical data (TiGenix NV1) approved as control, reducing costs and variability.
Primary Endpoints	KOOS pain scores and Function in Daily Living (ADL) scores at 24 months.
Secondary Endpoints	Overall KOOS scores and MRI-based MOCART scores at 24 months.
Objectives	To achieve superiority over microfracture (MFx) at 24 months
Design	80 patients, 2-year follow-up for PMA submission.

Regentis Biomaterials

Progress

41 of 80 patients already recruited and treated with 24-month follow-up.

No serious adverse events observed.

Timelines

Recruitment by end of 2025; PMA submission by 2027.

Patient Match

First 40 patients closely match control group; high likelihood of efficacy in future readouts.

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Gelrin Technology Platform Potential Additional Applications May address osteoarthritis and other cartilage injuries in the ankle, wrist, and elbow, based on animal studies. GelrinP • A paste form of GelrinC, cured with UV light. • Designed for treating injuries in smaller joints (ankle, wrist, elbow). GelrinV • A novel intra - articular injectable gel with pro - healing capabilities. • Thermo - responsive and hydrophobic polymer. • Injected as a liquid and turns into a thick gel at body temperature. • Targeted for treating moderate osteoarthritis. 17 18

34 Granted & issued patents 8: U.S. patents 26: Foreign patents (1) 4 Pending patent applications Patents for Composition of Matter and treatment • Claims protein - polymer conjugates of extracellular matrix proteins (e.g., fibrinogen) or serum proteins (e.g., albumin). • Conjugates are covalently bound to synthetic polymers (e.g., polyethylene glycol, polaxamer). • Covers applications for treating cartilage injuries, osteoarthritis, and scaffolds formed from these conjugates. Patents for Delivery Device (Stelar) • Unique device for effective administration of products to patients. • Includes a UVA irradiation source for initiating scaffold crosslinking. Scope of Granted Patents • Covers GelrinC and GelrinP, including their uses and manufacturing processes. • Provides supplementary protection for a specific administration device. Additional Pending Patents • Include protections for product improvements and manufacturing process advancements. Comprehensive Intellectual Property Portfolio 19 (1) 18 of the 26 Foreign patents being nationally validated in certain European extension/validation states

Ehud Geller, PhD, MBA Executive Chairman • Former President & CEO of Interpharm Laboratories and EVP of Teva Group • Former head of the Israeli Pharmaceutical Manufacturers Association • Board member of the Tel Aviv Stock Exchange • National Industry award for contribution to biotech industry and management leadership • Samuel Johnson Medal Columbia University • Columbia University, Drexel Institute – Chemical Engineering (bio - chemical technology), MBA, PhD Eli Hazum, PhD, MBA Acting CEO • Head of Receptor Research and Metabolic Diseases at Glaxo Inc • Leadership roles at Medica VC portfolio companies; interim CEO for Collgard Bio and Ester Neurosciences, lead Ester’s acquisition by Amarin • Acting CTO of PainReform (PRFX) Ltd., from R&D to phase III clinical studies • Ph.D - Weizmann Institute in hormone biochemistry, Executive MBA from Humberside University Arie Gordashnikov, CPA CFO • Since 2018, at Shimony CPAs, as Head of IPO & M&A department. • Over 15s years experience in accounting, auditing and finance of Hi - Tech and biotechnology companies. • Audit manager at Ernst & Young Israel. • MBA - Tel Aviv University in financial management, BA in Accounting and Economics from Hebrew University of Jerusalem • CPA in Israel Nadya Lisovoder, MD Director of Clinical Operations • Extensive international and domestic experience in clinical studies and CRO in the pharmaceutical, diagnostic and medical devices industry. • Comprehensive clinical studies capabilities from idea to final regulatory approval through the preclinical and clinical programs in USA, EU, Israel and Australia • Clinical and Clin - Ops management, medical writing, submissions. • M.D - Tel Aviv & Doneck Universities Experienced Management Team Successful track record of drug development and life sciences operating expertise 20

Ehud Geller, PhD, MBA Executive Chairman • Former President & CEO of Interpharm Laboratories and EVP of Teva Group • Former head of the Israeli Pharmaceutical Manufacturers Association • Board member of the Tel Aviv Stock Exchange • National Industry award for contribution to biotech industry and management leadership • Samuel Johnson Medal Columbia University • Columbia University, Drexel Institute – Chemical Engineering (bio - chemical technology), MBA, PhD Jeff Dykan, CPA Director • Served on Board of Directors since 2005, appointed by shareholder SCP Vitalife • Chairman of ReWalk Robotics • Director of Vitalife Partners Management LP since 2002 • Chairman and Chief Executive Officer of BitBand Inc. from 2001 to 2002 • Member of the American Institute of Certified Public Accountants from 1982 through 2021 • B.Sc. in accounting and management and an M.B.A. in computer applications, New York University Keith Valentine Director (1) • Served on Board of Directors since 2015 • President, Chief Executive Officer and as a director of SeaSpine 2015 - 2023 • President and Chief Operating Officer of NuVasive, Inc., from 2007 to 2015 and as President from 2004 to 2007 • Vice President of Marketing at ORATEC Interventions, Inc. • B.B.A. in Management and Biomedical Sciences from Western Michigan University Efraim Cohen Arazi Director Nominee (1) • Former CEO, Chairman and co - founder of Rainbow Medical • Former VP operation at Amgen in California • Former Senior VP operations at Immunex in Seattle • Former Managing Director of Serono state of the art biotech facility in Switzerland • M.Sc. in life sciences from the Hebrew university in Jerusale Susan Alpert, PhD, MD Director Nominee (1)(2) • Principle of SFADC LLC (aka SFA Regulatory, LLC) since 2019 • Corporate Senior Vice President for Global Regulatory at Medtronic, Inc. • Director of the Office of Device Evaluation from 1993 - 1999 • Undergraduate degree at Barnard College, Columbia University in New York City, master’s degree and Ph.D. in Biomedical Sciences from New York University and medical degree from the University of Miami (Florida) (1) Please review Registration Statement which has been filed with the SEC for full bios (2) Indicates an Independent Director and a member of Audit Committee and Compensation Committee Pini Ben - Elazar Director Nominee (1)(2) • CEO of Mor Research Applications, Tech Transfer Office of Clalit Health Services in Israel since 2003 • Director of Ceretrieve, Enox, DreamMed Diabetes, Data2Life, NGS, APX ophthalmology, Zebra Medical Vision, and Galil Ofek • MBA from Johnson& Wales University and B.Sc in Hospitality Management, Johnson & Wales University Board of Directors Successful track record of healthcare product development and life sciences operating expertise 21

Pre - Offering Capitalization Table Fully Diluted Shares Outstanding 5,014,744 Warrants (3) 349,072 Options ( WAEP: $0.43 ) (2) 736,296 Shares Outstanding (1) 22 3,929,378 (1) Assumes or gives effect to (i) the automatic conversion of all outstanding preferred shares, no par value, of the Company, or the Preferred Shares, into 2,603,652 Ordinary Shares, which will occur upon the completion of this offering; (ii) the issuance of 609,888 Ordinary Shares issuable upon the automatic conversion of the $900,000 outstanding principal amount of several convertible loan agreements entered into between August 2020 and February 2021, or the 2020 CLAs, which will occur upon the completion of this offering; and (iii) the issuance of 553,640 Ordinary Shares issuable upon the automatic conversion of the $450,000 outstanding principal amount of several convertible loan agreements entered into in October 2024, or the 2024 CLAs, including related risk premium, which will occur upon the completion of this offering. (2) Weighted average exercise price as converted from NIS to USD using the effective exchange rate of 3.29 NIS per 1.00 USD as of October 5, 2025 as provided by the Bank of Israel. (3) Represents ordinary shares underlying certain warrants issuable to lenders of the Company upon completion of the initial public offering.

Summary Balance Sheet 23 As of June 30, 2025 Summary Balance Sheet ( In USD Thousands ) 189 Cash and Cash Equivalents 475 Total Assets 9,709 Total Liabilities 35,098 Total Temporary Equity (44,332) Total Shareholders’ Equity (deficit)

The Only Restorative Solution for Cartilage Repair Knee cartilage repair large market with unmet need U.S. market: 472,500+ procedures annually Limitations: Microfracture (MFx) the current gold standard of care • Short - term relief • Often requires repeat surgical intervention GelrinC® Acellular hydrogel for off - the - shelf knee cartilage repair • Successful Phase II study • CE Mark approved in Europe • FDA pivotal (PMA) trial underway in the EU & the U.S. Development & commercial milestones • Pivotal trial enrollment completion (Est. Q4,25) • Company to begin search for strategic partners in Europe. • PMA submission (Est. Q4,27) Platform technology with multiple expansion opportunities • Other cartilage injuries (ankle, wrist, elbow) • Moderate osteoarthritis IP Portfolio • 34 global patents + 4 pending • Covering composition, surgical, and manufacturing features To our knowledge, there is currently no approved off - the - shelf product in the United States for the cartilage repair market. 24

Thank you